Mail Stop 4561

								March 17, 2006

By U.S. Mail and Facsimile to (513) 534-3945

Mr. R. Mark Graf
Senior Vice President and Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH  45263

Re:	Fifth Third Bancorp
	Form 10-K for Fiscal Year Ended December 31, 2005
      Filed February 16, 2006
	File No. 000-08076

Dear Mr. Graf:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis
Business Segment Review, page 33
1. In your future filings, please revise the discussion of the changes in the results of the operations of your segments to address all periods presented in your financial statements rather that only the two most recent years. Please refer to Item 303 of Regulation S-
K.


Credit Risk Management
Table 23: Attribution of Allowance for Loan Loss and Lease Losses to
Portfolio Loans and Leases, page 42
2. We note that your unallocated allowance for loan and lease losses has fluctuated from 0.11% in 2002 to 0.20% in 2005 of the total loan balance over the periods presented. Please revise your future filings to disclose the factors which have changed over the time periods presented, to cause the increases in the unallocated allowance for loan and lease losses. Please provide us with your proposed future disclosures.

Audited Financial Statements

Note 2: Securities, page 59
3. We note that there is a significant balance of unrealized losses as of December 31, 2005 that has been in an unrealized loss position for over 12 months. If true, please confirm to us in your response and disclose in future filings that management has the intent and ability to hold these securities to the earlier of recovery of the losses or maturity.

Note 8: Derivatives, page 63
4. You disclose on page 63 that you have entered into fair value hedges using interest rate swaps, and that certain of those hedges are accounted for under the short-cut method. Please address the following regarding your fair value hedges:
* For each type of fair value hedge, please tell us the terms of the
interest rate swaps and the terms of the underlying debt being hedged. Identify the specific documented risk being hedged.
* For each type of fair value hedge, tell us how you determined that
these hedges met the requirements of paragraphs 20-21 of SFAS 133.
* Tell us the quantitative measures you use to assess
effectiveness
of each hedge both at inception and on an ongoing basis.
* For the fair value hedges accounted for under the short-cut method,
please tell us in detail how you determined each type of those hedges
have met the criteria established by paragraph 68 of SFAS 133.
5. You also disclose on page 63 that you have entered into various types of cash flows hedges. Please address the following regarding your cash flows hedges:
* Revise your future filings to disclose the amount of net gains
or
losses related to your cash flow hedges that is recorded in your income statement for each period presented pursuant to paragraph 45(b)(1) of SFAS 133.
* For each type of cash flow hedge, please tell us the terms of the
interest rate swaps and the terms of the underlying debt being hedged. Identify the specific documented risk being hedged.
* For each type of cash flow hedge, tell us how you determined that
these hedges met the requirements of paragraphs 28-29 of SFAS 133.
* Tell us the quantitative measures you use to assess
effectiveness
of each hedge both at inception and on an ongoing basis.
* If you accounted for any of your cash flow hedges using the short-
cut method, please tell us in detail how you determined each type of
those hedges have met the criteria established by paragraph 68 of
SFAS 133.
6. Please address the following regarding your disclosure on page
63
that you have entered into forward contracts to hedge the forecasted sales of residential mortgage loans and that you accounted for these hedges using matched terms accounting:
* Please tell us how you have determined that this transaction should be classified and accounted for as a fair value hedge, rather than a cash flow hedge. Specifically identify how you determined that these hedges met the requirements for a fair value hedge under SFAS 133.
* Please tell us in detail how you determined you met the requirements of paragraph 65 of SFAS 133 for match terms accounting to assess hedge effectiveness.
7. Please tell us if you have entered into any hedging strategies to mitigate the interest rate risk associated with your trust preferred securities. If so, please specifically tell us the terms of such strategy and how management assesses the hedge effectiveness of such strategy.

Note 17: Common Stock and Treasury Stock, page 69
8. We note that during the year you entered into an agreement for an
overnight share repurchase transaction with a price adjustment of
$97
million. Please tell us and disclose more clearly in future filings how the share transaction was accounted for. Please tell us to the accounting literature upon which you have based your presentation.


Note 20: Sales and Transfers of Loans, page 72
9. You disclose on page 72 that you have rights to receive future cash flows arising after the investors in the securitization trust have received the return for which they contracted, but no value has been assigned to this stream of cash flows to be received. Please tell us and disclose in future filings the reasons no value has been assigned to this right. Tell us the accounting literature you relied upon in making this determination.

*	*	*

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with drafts of your intended revisions to future filings with your response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Staff Accountant, Margaret Fitzgerald, at
(202)
551-3556 or me at (202) 551-3494 if you have questions regarding our comments on the financial statements and related matters.


      Sincerely,



      Kevin W. Vaughn
      Accounting Branch Chief


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Mr. R. Mark Graf
Fifth Third Bancorp
March 17, 2006
Page 1